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                 October 4, 2021

       Scott Areglado
       Chief Financial Officer
       Brainsway Ltd.
       19 Hartum Street
       Bynet Building, 3rd Floor
       Har HaHotzvim
       Jerusalem, 9777518, Israel

                                                        Re: Brainsway Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 17,
2021
                                                            File No. 333-259610

       Dear Mr. Areglado:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Jeffrey Gabor at 202-551-2544 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Oded Bejarano